# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO GROUP HOLDINGS, INC., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001766363
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Endeavor Group Holdings, Inc. (CIK 0001766363): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 122,142,162; sole dispositive power 0; shared dispositive power 122,142,162; aggregate amount beneficially owned 122,142,162 (62.6% of the class)
- Endeavor Manager, LLC (CIK 0002021108): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 122,142,162; sole dispositive power 0; shared dispositive power 122,142,162; aggregate amount beneficially owned 122,142,162 (62.6% of the class)
  Comment: Limited Liability Company
- Endeavor Operating Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 122,142,162; sole dispositive power 0; shared dispositive power 122,142,162; aggregate amount beneficially owned 122,142,162 (62.6% of the class)
  Comment: Limited Liability Company
- EOC Topco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 117,983,645; sole dispositive power 0; shared dispositive power 117,983,645; aggregate amount beneficially owned 117,983,645 (60.5% of the class)
  Comment: Limited Liability Company
- EOC Borrower, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 117,983,645; sole dispositive power 0; shared dispositive power 117,983,645; aggregate amount beneficially owned 117,983,645 (60.5% of the class)
  Comment: Limited Liability Company
- January Capital Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 83,074,858; sole dispositive power 0; shared dispositive power 83,074,858; aggregate amount beneficially owned 83,074,858 (51.3% of the class)
  Comment: Limited Liability Company
- January Capital Sub, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,542,033; sole dispositive power 0; shared dispositive power 6,542,033; aggregate amount beneficially owned 6,542,033 (7.7% of the class)
  Comment: Limited Liability Company
- WME IMG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,211,566; sole dispositive power 0; shared dispositive power 26,211,566; aggregate amount beneficially owned 26,211,566 (25.4% of the class)
  Comment: Limited Liability Company
- IMG Worldwide, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TKO GROUP HOLDINGS, INC.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on February 6, 2025 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2025, IMG Worldwide, LLC ("IMG Worldwide") distributed 24,386,536 common units ("TKO OpCo Units") of TKO Operating Company, LLC ("TKO OpCo") to WME IMG, LLC ("WME IMG"), each a subsidiary of Endeavor Group Holdings, Inc. ("Endeavor"), for no consideration, in connection with an internal reorganization.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
January Capital Holdco, LLC ("January Holdco") is the record holder of 83,074,858 TKO OpCo Units, January Capital Sub, LLC ("January Sub") is the record holder of 6,542,033 TKO OpCo Units, EOC Borrower, LLC ("EOC Borrower") is the record holder of 2,155,188 TKO OpCo Units and WME IMG is the record holder of 24,386,536 TKO OpCo Units. Subject to the terms of the operating agreement of TKO OpCo, the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, Endeavor Operating Company ("EOC") is the record holder of 4,158,517 shares of Class A Common Stock and WME IMG is the record holder of 1,825,030 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of EOC Topco, LLC ("EOC Topco"), which in turn is the sole member of EOC Borrower. EOC Borrower is the sole member of January Holdco and January Sub (EOC, EOC Topco, EOC Borrower, January Holdco and January Sub, collectively, the "EDR Subscribers"). WME IMG is an indirect subsidiary of EOC Borrower. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of December 30, 2025, based upon 78,922,362 shares of Class A Common Stock outstanding as of October 31, 2025.
Transactions in the class effected during the past sixty days: On December 30, 2025, IMG Worldwide distributed 24,386,536 TKO OpCo Units to WME IMG. Other than as described in this Amendment No. 6, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 30, 2025, in connection with the distribution described in Item 5(c) of this Amendment No. 6, IMG Worldwide ceased to be the beneficial holder of more than 5% of the Class A Common Stock.

## Signatures
- Endeavor Group Holdings, Inc.: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- Endeavor Manager, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- Endeavor Operating Company, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- EOC Topco, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Sigantory (01/02/2026)
- EOC Borrower, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- January Capital Holdco, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- January Capital Sub, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- WME IMG, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)
- IMG Worldwide, LLC: /s/ Robert Hilton, Robert Hilton, Authorized Signatory (01/02/2026)